06003522

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-53498

REPORT FOR THE PERIOD BEGINNING **1/1/2005** (MM/DD/YY) AND ENDING **12/31/2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reicon Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3290 Northside Parkway, NW Suite 200

Atlanta	**Georgia**	**30327**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie E. Busuttil **404-926-3603**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name ... if individual, state last, first, middle name)

Jones and Kolb

Ten Piedmont Center, Suite 100	**Atlanta**	**GA**	**30305**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED APR 27 2006 THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING FEB 27 2006 WASH. D.C. 185 SECTION

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

Financial Statement Presentation and Classification

Oath or Affirmation

I, **Stephanie E. Busuttil** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Reicon Securities, LLC**, as of **12/31/05** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, ir director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Stephanie E. Busuttil
Signature

Introducing FINOP
Title

Subscribed and sworn to before me this 24th day of February, 2006

Helga E. B
Notary Public

HELGA E. BARRY
Notary Public, DeKalb County, Georgia
My Commission Expires October 30, 2008

This report* contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☑ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☑ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☑ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☑ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☑ (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).
Note: Various exchanges may require an additional letter of attestation.

REICON SECURITIES, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Jones and Kolb

Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT

To the Sole Member of
Reicon Securities, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Reicon Securities, LLC (the "Company") as of December 31, 2005, and the related statements of income (loss), changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 4 to these financial statements, management intends to liquidate the assets of the Company in 2006.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reicon Securities, LLC as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, we have determined that Reicon Securities, LLC, during the year ended December 31, 2005, was in compliance with the exemptive

provisions of Rule 15c3-3(k)(2)(i) and (ii) in that it carried no margin accounts, handled no customer funds or securities and held no funds or securities for, or owed no money or securities to its customers. We have also determined that Reicon Securities, LLC had no liabilities subordinated to claims of creditors at December 31, 2005. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones and Kolb

February 8, 2006

REICON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$	12,374
Total assets	$	12,374

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		12,374
Total liabilities and member's equity	$	12,374

The accompanying notes to financial statements
are an integral part of this statement.

REICON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2005

MEMBER'S EQUITY		
December 31, 2004	$	11,768
MEMBER CONTRIBUTIONS		12,299
NET INCOME (LOSS)		(11,693)
MEMBER'S EQUITY		
December 31, 2005	$	12,374

The accompanying notes to financial statements
are an integral part of this statement.

REICON SECURITIES, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	$ -
OPERATING EXPENSES	
Salaries and wages	3,046
Insurance	369
Legal	386
Accounting	6,500
Office supplies	28
Telephone	108
Licenses	1,189
Utilities	67
Total operating expenses	11,693
NET INCOME (LOSS)	$ (11,693)

The accompanying notes to financial statements
are an integral part of this statement.

REICON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (11,693)
Net cash provided by (used in) operating activities	(11,693)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members	12,299
Net cash provided by (used in) financing activities	12,299
NET INCREASE (DECREASE) IN CASH	606
CASH	
Beginning of year	11,768
CASH	
End of year	$ 12,374

The accompanying notes to financial statements
are an integral part of this statement.

REICON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. SUMMARY OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

A. Reicon Securities, LLC (the "Company") is registered for the sole purpose of distributing private, limited partnership interests to investors who are "accredited investors" as defined in Regulation D under the Securities Act of 1933. The limited partnerships are managed by the Company's affiliates, and invest primarily in securities. However, some limited partnerships may invest in real estate either directly or indirectly.

B. The Company does not trade in publicly issued securities, make solicitations, hold customer assets or perform other activities normally associated with a broker-dealer. The Company does not charge any fees or receive any compensation for its services. The Company is completely subsidized by its sole member, Reicon Capital, LLC (the "Parent").

C. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

D. The Company was formed as a Limited Liability Company under the laws of the State of Georgia. Accordingly, income or loss from the Company will be combined with the income and expenses of the sole member. The Company is not a taxpaying entity for purposes of Federal or state income taxes; therefore, no income taxes are recorded in the accompanying financial statements.

E. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

2. REGULATORY NET CAPITAL

Pursuant to Rule 15c3-1, the Company is required to maintain a minimum of $5,000 of net capital for regulatory purposes and does not hold funds, securities or accounts for customers. According to regulations, assets such as amounts due from affiliates, prepaid expenses, fixed assets, intangible assets and deferred costs are not allowable for purposes of computing regulatory net capital. If the Company's net capital falls below 120% of the minimum required, it must notify the regulatory agency and cease doing business until net capital is restored to 120% of the minimum level. At December 31, 2005, the Company reported $12,160 of net capital, which meets the net capital requirement. See Note 4 regarding the Company's deregistration.

REICON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

3. RELATED PARTY TRANSACTIONS

The Company occupies space, which is leased by its Parent and uses employees of its Parent for its operations. The Parent provides certain agreed upon overhead support, which is recorded as a capital contribution by the Company. Additionally, the Parent made cash capital contributions during 2005 totaling $9,055 for funding of other operating and administrative expenses. The Company is dependent on its Parent for paying operating expenses and maintaining the required minimum net capital.

4. SUBSEQUENT EVENT

On February 2, 2006, management notified the NASD that it was voluntarily withdrawing the Company's registration. Accordingly, the Company filed Form BDW, Uniform Request Withdrawal from Broker-Dealer Registration, at that time. Upon approval of the withdrawal, management intends to distribute the Company's assets to its Parent.

REICON SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2005

Total member's equity from Statement of Financial Condition	$	12,374
Less non-allowable assets - NASD Daily Account		214
Net capital	$	12,160

See Independent Accountants' Report.

REICON SECURITIES, LLC
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)
DECEMBER 31, 2005

	Reported in Unaudited Part IIA Focus Report	Difference	Reported in Audited Financial Statement
Total member's equity from Statement of Financial Condition	$ 12,374	$ -	$ 12,374
Less non-allowable assets	(214)		(214)
"Haircuts"			
Net capital	$ 12,160	$ -	$ 12,160

DIFFERENCES:

There were no differences between net capital as reported in unaudited Part II A FOCUS Report and net capital reported in the audited financial statements.

See Independent Accountants' Report.

REICON SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
BASIC NET CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS

Liabilities	$	-

BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Net capital		12,160
Excess net capital	$	7,160
Percentage of aggregate indebtedness to net capital		0%

See Independent Accountants' Report.

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT
ON INTERNAL CONTROL STRUCTURE REQUIRED
BY SEC RULE 17a-5

To the Sole Member of
Reicon Securities, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements of Reicon Securities, LLC for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the fiscal year ended December 31, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jones and Kolb

February 8, 2006